Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel
December 15, 2017
Lauren (Sprague) Hamill
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:	Principal Funds, Inc.
Post-Effective Amendment No. 229 to the Registration Statement on Form N-1A
File Nos. 033-59474, 811-07572
Dear Ms. Hamill,
This letter responds, on behalf of the Registrant, to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to the Amendment, which you communicated to Britney Schnathorst and me by telephone on November 28, 2017. The Registrant filed the Amendment with the Commission on October 6, 2017, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 238).
Comment 1. Will the Government Money Market Fund (the “Fund”) invest in repurchase agreements that are collateralized by below-investment grade securities? If so, to what extent and are there any related disclosure needs?
Response: No, the Fund will not invest in repurchase agreements that are collateralized by below-investment grade securities.
Comment 2. Confirm that the Fund will not have a sub-advisor.
Response: Confirmed.
Comment 3. To the extent not addressed, please include disclosure responsive to Form N-1A Item 11(c)(8).
Response: The Registrant will add the requested disclosure.
Comment 4. Please consider including additional detail regarding how a distribution in kind would be administered.
Response: The Registrant respectfully declines to add such disclosure at this time.

Please call me at 515-235-9154 or Britney Schnathorst at 515-235-1209 if you have questions.
Sincerely,
/s/ Jennifer A. Block
Jennifer A. Block
Vice President, Counsel,
and Assistant Secretary, Registrant